

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 29, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each Representing a 1/20th Interest in a Share of 6.00% Mandatory Convertible Preferred Stock, Series B, $1.00 par value, of Becton, Dickinson and Company under the Exchange Act of 1934.

Sincerely,

Ben Sayer